     As filed with the Securities and Exchange Commission on May 26, 1999
                                                       Registration No. 5-43547
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              Amendment No. 3 to
                                SCHEDULE 13E-3
                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                             ST. JOHN KNITS, INC.
                             (Name of the Issuer)

                             ST. JOHN KNITS, INC.
                  ST. JOHN KNITS INTERNATIONAL, INCORPORATED
                             SJKACQUISITION, INC.
                            PEARL ACQUISITION CORP.
                                ROBERT E. GRAY
                                  MARIE GRAY
                                 KELLY A. GRAY
                           VESTAR/GRAY INVESTORS LLC
                           VESTAR/SJK INVESTORS LLC
                       VESTAR CAPITAL PARTNERS III, L.P.
                          VESTAR ASSOCIATES III, L.P.
                       VESTAR ASSOCIATES CORPORATION III
                     (Name of Person(s) Filing Statement)

                        COMMON STOCK, WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                  790289 102
                     (CUSIP Number of Class of Securities)

        Robert E. Gray                     Roger G. Ruppert                    James P. Kelley
    Chief Executive Officer         Senior Vice President-Finance             Managing Director
   and Chairman of the Board         and Chief Financial Officer           Pearl Acquisition Corp.
     St. John Knits, Inc.           St. John Knits International,              245 Park Avenue
      17422 Derian Avenue                    Incorporated                        41st Floor
   Irvine, California 92614              17422 Derian Avenue              New York, New York 10167
        (949) 863-1171                 Irvine, California 92614                (212) 949-6500
                                            (949) 863-1171

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                --------------

                                  Copies to:

       David A. Krinsky, Esq.                  Brian J. McCarthy, Esq.           Philip T. Ruegger III, Esq.
       O'Melveny & Myers LLP          Skadden, Arps, Slate, Meagher & Flom, LLP  Simpson Thacher & Bartlett
610 Newport Center Drive, 17th Floor     300 South Grand Avenue, Suite 3400         425 Lexington Avenue
Newport Beach, California 92660-6429        Los Angeles, California 90071       New York, New York 10017-3954
           (949) 760-9600                          (213) 687-5000                      (212) 455-2000

This statement is filed in connection with (check the appropriate box):

a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.[_] The filing of a registration statement under the Securities Act of 1933. c.[_] A tender offer.
d.[_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

================================================================================

  This Rule 13e-3 Transaction Statement (the "Statement") of St. John Knits, Inc., a California corporation (the "Company"), St. John Knits International, Incorporated, a Delaware corporation ("SJKI"), Pearl Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of Vestar/Gray Investors LLC ("Pearl"), SJKAcquisition, Inc., a California corporation and direct wholly owned subsidiary of SJKI ("SJKAcquisition"), Robert E. Gray, Marie Gray, Kelly A. Gray, Vestar/Gray Investors LLC, Vestar/SJK Investors LLC, Vestar Capital Partners III, L.P., Vestar Associates III, L.P. and Vestar Associates Corporation III relates to an Agreement and Plan of Merger, dated as of February 2, 1999 (the "Merger Agreement"), among the Company, SJKI, Pearl and SJKAcquisition, pursuant to which (a) SJKAcquisition will merge with and into the Company (the "Reorganization Merger"), with the result being that the Company will become a wholly owned subsidiary of SJKI and (b) Pearl will merge with and into SJKI (the "Acquisition Merger" and, together with the Reorganization Merger, the "Mergers"), with SJKI as the surviving corporation. As a result of the Mergers, SJKI will be 7% owned by existing shareholders of the Company, other than the Grays, and 93% owned by Vestar/Gray Investors LLC. Vestar/Gray Investors LLC is a Delaware limited liability company and is wholly owned by Vestar/SJK Investors LLC, a Delaware limited liability company. Vestar/SJK Investors LLC is wholly owned by Vestar Capital Partners III, L.P., a Delaware limited partnership. Vestar Associates III, L.P., a Delaware limited partnership, is the sole general partner of Vestar Capital Partners III, L.P., and Vestar Associates Corporation III, a Delaware corporation, is the sole general partner of Vestar Associates III, L.P. Prior to the Reorganization Merger, Robert E. Gray, Marie Gray and Kelly A. Gray (the "Grays") will contribute their shares of the Company's common stock to Vestar/Gray Investors LLC, and Vestar/Gray Investors LLC will become approximately 16% owned by the Grays. The Merger Agreement and the Mergers have already been approved by the Boards of Directors and the stockholders of all the parties to the Merger Agreement, other than the shareholders of the Company. The Statement is intended to satisfy the reporting requirements of
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Act"). A copy of the Merger Agreement filed by the Company as Appendix A to the Company's Proxy Statement-Prospectus (the "Proxy Statement-Prospectus") is filed as Exhibit (c)(1) to the Statement.

  The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement-Prospectus of the information required to be included in response to the items of this Statement. The information in the Proxy Statement-Prospectus, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement-Prospectus.

                             CROSS-REFERENCE SHEET

 Item in
 Schedule 13E-3               Where Located in Proxy Statement-Prospectus
 --------------               -------------------------------------------

 Item 1(a)          "Summary--St. John and St. John Knits International" and
                    "Information About St. John and St. John Knits International"
 Item 1(b)          "Summary--The Special Meeting" and "The Special Meeting--Record
                    Date and Voting Rights"
 Item 1(c)          "Summary--Market Price and Dividend Information"
 Item 1(d)          "Summary--Market Price and Dividend Information," "Risk
                    Factors--We Do Not Expect to Pay Dividends" and "The Mergers--
                    Merger Financing"
 Item 1(e)          *
 Item 1(f)          "Purchases of Shares"
 Item 2(a)-(d), (g) "Summary--St. John and St. John Knits International,"
                    "Information About St. John and St. John Knits International--
                    Management and Additional Information" and "Information
                    Concerning Pearl, Vestar and the Grays"
 Item 2(e)-(f)      *
 Item 3(a)(1)       *
 Item 3(a)(2)-(b)   "Summary--Reasons for the Mergers; Recommendations to
                    Shareholders," "Special Factors--Background of the Mergers" and
                    "--Reasons for the Mergers; Recommendations to Shareholders"
 Item 4(a)          "Summary--The Mergers," "--What You Will Receive in the
                    Mergers," "Special Factors--Purpose and Structure for the
                    Mergers," "The Mergers" and "The Merger Agreement"
 Item 4(b)          "Summary--Reasons for the Mergers; Recommendations to
                    Shareholders," "--Interests of the Grays That Are Different
                    from Yours," "Special Factors--Background of the Mergers," "--
                    Reasons for the Mergers; Recommendations to Shareholders," "--
                    Interests of the Grays and Other Officers and Directors of St.
                    John in the Mergers; Conflicts of Interests," "--Effects of the
                    Mergers; Operations of St. John After the Mergers; New York
                    Stock Exchange Delisting," "The Voting Agreement," "The
                    Stockholders' Agreement" and "The Limited Liability Company
                    Agreement"
 Item 5(a)-(b)      *
 Item 5(c)          "Summary--Reasons for the Mergers; Recommendations to
                    Shareholders," "--Interests of the Grays That Are Different
                    from Yours," "Special Factors--Reasons for the Mergers;
                    Recommendations to Shareholders," "--Interests of the Grays and
                    Other Officers and Directors of St. John in the Mergers;
                    Conflicts of Interests" and "The Mergers--Board of Directors
                    and Officers of St. John Knits International Following the
                    Mergers"
 Item 5(d)          "Summary--Merger Financing," "--Market Price and Dividend
                    Information," "--Selected Historical Condensed Financial Data
                    and Selected Pro Forma Condensed Consolidated Financial Data
                    (Unaudited)," "Risk Factors--We Do Not Expect to Pay
                    Dividends," "Special Factors--Effects of the Mergers;
                    Operations of St. John After the Mergers; New York Stock
                    Exchange Delisting," "The Mergers--Merger Financing,"
                    "--Pro Forma Condensed Consolidated Financial Statements
                    (Unaudited)" and "Comparison of the Rights of Holders of St.
                    John Common Stock and St. John Knits International Common
                    Stock--Dividends and Repurchases of Shares"

 Item 5(e)      "Special Factors--Purpose and Structure for the Mergers"
 Item 5(f)-(g)  "Summary--New York Stock Exchange Delisting," "Risk Factors--
                Our Common Stock Will Not Be Listed, Which May Make it More
                Difficult for You to Sell Shares" and "Special Factors--Effects of the Mergers; Operations of St. John After the Mergers; New
                York Stock Exchange Delisting"
 Item 6(a)-(c)  "Summary--Merger Financing," "--Selected Historical Condensed
                Financial Data and Selected Pro Forma Condensed Consolidated
                Financial Data (Unaudited)," "The Mergers--Merger Financing"
 Item 6(d)      *
 Item 7(a)-(c)  "Summary--Reasons for the Mergers; Recommendations to
                Shareholders," "Special Factors--Background of the Mergers,"
                "--Purpose and Structure for the Mergers" and "--Reasons for the Mergers; Recommendations to Shareholders"
 Item 7(d)      "Summary--Material Federal Income Tax Consequences," "--New
                York Stock Exchange Delisting," "Special Factors--Effects of the Mergers; Operations of St. John After the Mergers; New York
                Stock Exchange Delisting" and "--Material Federal Income Tax
                Consequences"
 Item 8(a)      "Summary--Reasons for the Mergers; Recommendations to
                Shareholders," "--Procedural and Substantive Fairness,"
                "Special Factors--Background of the Mergers" and "--Reasons for the Mergers; Recommendations to Shareholders"
 Item 8(b)      "Summary--Reasons for the Mergers; Recommendations to
                Shareholders," "--Opinions of Financial Advisors," "Special
                Factors--Reasons for the Mergers; Recommendations to Shareholders" and "--Fairness Opinions of Financial Advisors"
 Item 8(c)      "Special Factors--Purpose and Structure for the Mergers"
 Item 8(d)-(e)  "Summary--Reasons for the Mergers; Recommendations to
                Shareholders" and "Special Factors--Reasons for the Mergers;
                Recommendations to Shareholders"
 Item 8(f)      *
 Item 9(a)-(c)  "Summary--Reasons for the Mergers; Recommendations to
                Shareholders," "--Opinions of Financial Advisors," "Special
                Factors--Background of the Mergers" and "--Reasons for the Mergers; Recommendations to Shareholders" and "--Fairness
                Opinions of Financial Advisors"
 Item 10(a)     "Summary--Percentage of Shares Held By Directors and Executive
                Officers," "The Special Meeting--Record Date and Voting Rights" and "Security Ownership of Five Percent Beneficial Owners and
                Management"
 Item 10(b)     *
 Item 11        "Summary--Interests of the Grays That Are Different from
                Yours," "Special Factors--Interests of the Grays and Other
                Officers and Directors of St. John in the Mergers; Conflicts of
                Interests," "The Voting Agreement," "The Stockholders'
                Agreement" and "The Limited Liability Company Agreement"
 Item 12(a)-(b) "Summary--Interests of the Grays That Are Different from
                Yours," "--The Special Meeting," "Special Factors--Interests of the Grays and Other Officers and Directors of St. John in the Mergers; Conflicts of Interests" and "The Special Meeting--
                Record Date and Voting Rights"
 Item 13(a)     "Summary--Dissenters' Rights" and "The Mergers--Dissenters'
                Rights of Appraisal"
 Item 13(b)-(c) *

     Item 14(a) Company's Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended November 1, 1998, and "Summary--
                    Selected Historical Condensed Financial Data and Selected
                    Pro Forma Condensed Consolidated Financial Data
                    (Unaudited)"
     Item 14(b)     "Summary--Selected Historical Condensed Financial Data and
                    Selected Pro Forma Condensed Consolidated Financial Data
                    (Unaudited)" and "The Mergers--Pro Forma Condensed
                    Consolidated Financial Statements (Unaudited)"
     Item 15(a)-(b) "The Mergers--Merger Financing," "The Special Meeting--
                    Proxies" and "--Solicitation of Proxies"
     Item 16        *
   **Item 17(a)(1)  Letter dated February 2, 1999, from The Chase Manhattan
                    Bank and Chase Securities Inc. to Vestar Capital Partners
                    III, L.P.
   **Item 17(a)(2)  Letter dated February 2, 1999, from Chase Securities Inc.
                    to Vestar Capital Partners III, L.P.
     Item 17(b)(1)  Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith
                    Incorporated (included as Appendix B to the Proxy
                    Statement-Prospectus)
     Item 17(b)(2)  Fairness Opinion of Wasserstein Perella & Co., Inc.
                    (included as Appendix C to the Proxy Statement-Prospectus)
   **Item 17(b)(3)  Presentation Materials prepared by Merrill Lynch, Pierce,
                    Fenner & Smith Incorporated in connection with providing its opinion to the Special Committee on February 2, 1999
   **Item 17(b)(4)  Presentation Materials prepared by Wasserstein Perella &
                    Co., Inc. in connection with providing its opinion to the Special Committee on February 2, 1999
     Item 17(c)(1) Agreement and Plan of Merger, dated as of February 2, 1999, by and among the Company, SJKI, Pearl and SJKAcquisition
                    (included as Appendix A to the Proxy Statement-Prospectus)
     Item 17(c)(2)  Voting Agreement, dated as of February 2, 1999, among
                    Vestar Capital Partners III, L.P., Vestar/Gray Investors
                    LLC and the Grays (included as Appendix E to the Proxy
                    Statement-Prospectus)
     Item 17(c)(3)  Form of Amended and Restated Limited Liability Company
                    Agreement of Vestar/Gray Investors LLC (incorporated herein by reference to Exhibit 10.2 to SJKI's Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-73107))
     Item 17(c)(4)  Letter Agreement, dated as of April 27, 1999, between
                    Vestar Capital Partners III, L.P. and Robert E. Gray, attaching (i) a summary of terms for the Grays' stock options, (ii) a form of St. John Knits International,
                    Incorporated 1999 Stock Option and (iii) a form of stock option agreement (incorporated herein by reference to Exhibit 10.5 to SJKI's Amendment No. 1 to the Registration
                    Statement on Form S-4 (No. 333-73107))
     Item 17(d)     Proxy Statement-Prospectus (which forms a part of Amendment
                    No. 3 to the Registration Statement on Form S-4 of SJKI filed May 26, 1999 and incorporated herein by reference)
     Item 17(e)     Summary of Appraisal Rights (included as Appendix D to the
                    Proxy Statement-Prospectus)
     Item 17(f)     *

--------
* The Item is inapplicable or the answer thereto is in the negative. ** Filed previously.

                        RULE 13E-3 TRANSACTION STATEMENT

 Item 1.      Issuer and Class of Security Subject to the Transaction
 (a) The information set forth in the Proxy Statement-Prospectus under the captions "Summary--St. John and St. John Knits International" and "Information About St. John and St. John Knits International" is incorporated herein by reference.
 (b) The information set forth in the Proxy Statement-Prospectus under the captions "Summary--The Special Meeting" and "The Special
              Meeting--Record Date and Voting Rights" is incorporated herein by reference.
 (c) The information set forth in the Proxy Statement-Prospectus under the caption "Summary-- Market Price and Dividend Information" is incorporated herein by reference.
 (d) The information set forth in the Proxy Statement-Prospectus under the captions "Summary-- Market Price and Dividend Information,"
              "Risk Factors--We Do Not Expect to Pay Dividends" and "The
              Mergers--Merger Financing" is incorporated herein by reference.
 (e)          Not applicable.
 (f) The information set forth in the Proxy Statement-Prospectus under the caption "Purchases of Shares" is incorporated herein by reference.
 Item 2.      Identity and Background
              This Statement is filed jointly by the Company, the issuer of the securities which are the subject of the Rule 13e-3 transaction, SJKI, SJKAcquisition, Pearl, Robert E. Gray, Marie Gray, Kelly A.
              Gray, Vestar/Gray Investors LLC, Vestar/SJK Investors LLC, Vestar
              Capital Partners III, L.P., Vestar Associates III, L.P. and
              Vestar Associates Corporation III. The Company and SJKAcquisition are each corporations organized under the laws of the state of California. SJKI is a corporation organized under the laws of the state of Delaware. Pearl is a corporation organized under the laws of the state of Delaware. Vestar/Gray Investors LLC and Vestar/SJK Investors LLC are each limited liability companies organized under the laws of the state of Delaware. Vestar Capital
              Partners III, L.P. and Vestar Associates III, L.P. are each limited partnerships organized under the laws of the state of Delaware. Vestar Associates Corporation III is a corporation organized under the laws of the state of Delaware. SJKI and SJKAcquisition are each affiliates of the Company. The Grays are executive officers and directors of the Company. The principal business of the Company is designing, manufacturing and selling women's apparel. SJKI does not conduct any business other than holding the capital stock of SJKAcquisition. SJKAcquisition has been organized for the purpose of consummating the Reorganization
              Merger and has no other business activities. Pearl has been organized for the purpose of consummating the Acquisition Merger and has no other business activities. Vestar/Gray Investors LLC and Vestar/SJK Investors LLC have also been organized for the purpose of consummating the Acquisition Merger and have no other business activities. The principal business of each of Vestar
              Capital Partners III, L.P., Vestar Associates III, L.P. and
              Vestar Associates Corporation III is investing in securities. The address of the Company, SJKI, SJKAcquisition, Robert E. Gray,
              Marie Gray and Kelly A. Gray is c/o St. John Knits, Inc., 17422
              Derian Avenue, Irvine, California 92614. The address of Pearl,
              Vestar/Gray Investors LLC, Vestar/SJK Investors LLC, Vestar
              Capital Partners III, L.P., Vestar Associates III, L.P. and
              Vestar Associates Corporation III is c/o Vestar Capital Partners
              III, L.P., 1225 17th Street, Suite 1660, Denver, Colorado 80202.
 (a)-(d), (g) The information set forth in the Proxy Statement-Prospectus under the captions "Summary--St. John and St. John Knits
              International," "Information About St. John and St. John Knits
              International--Management and Additional Information" and
              "Information Concerning Pearl, Vestar and the Grays" is incorporated herein by reference.

 (e)-(f)    None of the Company, SJKI, Pearl, SJKAcquisition, Robert E. Gray,
            Marie Gray, Kelly A. Gray, Vestar/Gray Investors LLC, Vestar/SJK
            Investors LLC, Vestar Capital Partners III, L.P., Vestar Associates
            III, L.P., Vestar Associates Corporation III, any executive officer, director or person controlling the Company, SJKI, Pearl, SJKAcquisition, Vestar/Gray Investors LLC, Vestar/SJK Investors
            LLC, Vestar Capital Partners III, L.P., Vestar Associates III, L.P.
            or Vestar Associates Corporation III has during the last five years
            (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
 Item 3.    Past Contacts, Transactions or Negotiations
 (a)(1)     Not applicable.
 (a)(2)-(b) The information set forth in the Proxy Statement-Prospectus under captions "Summary--Reasons for the Mergers; Recommendations to Shareholders," "Special Factors--Background of the Mergers" and "--
            Reasons for the Mergers; Recommendations to Shareholders" is incorporated herein by reference.
 Item 4.    Terms of the Transaction
 (a) The information set forth in the Proxy Statement-Prospectus under the captions "Summary--The Mergers," "--What You Will Receive in the Mergers," "Special Factors--Purpose and Structure for the Mergers," "The Mergers" and "The Merger Agreement" is incorporated herein by reference.
 (b) The information set forth in the Proxy Statement-Prospectus under the captions "Summary--Reasons for the Mergers; Recommendations to Shareholders," "--Interests of the Grays That Are Different from
            Yours," "Special Factors--Background of the Mergers," "--Reasons for the Mergers; Recommendations to Shareholders," "--Interests of the Grays and Other Officers and Directors of St. John in the Mergers; Conflicts of Interests," "--Effects of the Mergers;
            Operations of St. John After the Mergers; New York Stock Exchange
            Delisting," "The Voting Agreement," "The Stockholders' Agreement" and "The Limited Liability Company Agreement" is incorporated herein by reference.
 Item 5.    Plans or Proposals of the Issuer or Affiliate
 (a)-(b)    Not applicable.
 (c) The information set forth in the Proxy Statement-Prospectus under the captions "Summary--Reasons for the Mergers; Recommendations to Shareholders," "--Interests of the Grays That Are Different from
            Yours," "Special Factors--Reasons for the Mergers; Recommendations to Shareholders," "--Interests of the Grays and Other Officers and Directors of St. John in the Mergers; Conflicts of Interests" and
            "The Mergers--Board of Directors and Officers of St. John Knits
            International Following the Mergers" is incorporated herein by reference.
 (d) The information set forth in the Proxy Statement-Prospectus under the captions "Summary--Merger Financing," --Market Price and
            Dividend Information," "--Selected Historical Condensed Financial
            Data and Selected Pro Forma Condensed Consolidated Financial Data
            (Unaudited)," "Risk Factors--We Do Not Expect to Pay Dividends,"
            "Special Factors--Effects of the Mergers; Operations of St. John
            After the Mergers; New York Stock Exchange Delisting," "The
            Mergers--Merger Financing," "--Pro Forma Condensed Consolidated
            Financial Statements (Unaudited)" and "Comparison of the Rights of
            Holders of St. John Common Stock and St. John Knits International
            Common Stock--Dividends and Repurchases of Shares" is incorporated herein by reference.

 (e) The information set forth in the Proxy Statement-Prospectus under the caption "Special Factors--Purpose and Structure for the Mergers" is incorporated herein by reference.
 (f)-(g) The information set forth in the Proxy Statement-Prospectus under the captions "Summary--New York Stock Exchange Delisting," "Risk Factors--
         Our Common Stock Will Not Be Listed, Which May Make it More Difficult for You to Sell Shares" and "Special Factors--Effects of the Mergers;
         Operations of St. John after the Mergers; New York Stock Exchange
         Delisting" is incorporated herein by reference.
 Item 6. Source and Amounts of Funds or Other Consideration
 (a)-(c) The information set forth in the Proxy Statement-Prospectus under the captions "Summary--Merger Financing," "--Selected Historical Condensed
         Financial Data and Selected Pro Forma Condensed Consolidated Financial
         Data (Unaudited)," "The Mergers--Merger Financing" and "--Pro Forma
         Condensed Consolidated Financial Statements (Unaudited)" is incorporated herein by reference.
 (d)     Not applicable.
 Item 7. Purpose(s), Alternatives, Reasons and Effects
 (a)-(c) The information set forth in the Proxy Statement-Prospectus under the captions "Summary--Reasons for the Mergers; Recommendations to Shareholders," "Special Factors--Background of the Mergers," "--
         Purpose and Structure for the Mergers" and "--Reasons for the Mergers;
         Recommendations to Shareholders" is incorporated herein by reference.
 (d) The information set forth in the Proxy Statement-Prospectus under the captions "Summary--Material Federal Income Tax Consequences," "--New
         York Stock Exchange Delisting," "Special Factors--Effects of the
         Mergers; Operations of St. John After the Mergers; New York Stock
         Exchange Delisting" and "--Material Federal Income Tax Consequences" is incorporated herein by reference.
 Item 8. Fairness of the Transaction
 (a) The information set forth in the Proxy Statement-Prospectus under the captions "Summary--Reasons for the Mergers; Recommendations to Shareholders," "--Procedural and Substantive Fairness," "Special
         Factors--Background of the Mergers" and "--Reasons for the Mergers;
         Recommendations to Shareholders" is incorporated herein by reference.
 (b) The information set forth in the Proxy Statement-Prospectus under the captions "Summary--Reasons for the Mergers; Recommendations to Shareholders," "--Opinions of Financial Advisors," "Special Factors--
         Reasons for the Mergers; Recommendations to Shareholders" and "--
         Fairness Opinions of Financial Advisors" is incorporated herein by reference.
 (c) The information set forth in the Proxy Statement-Prospectus under the caption "Special Factors--Purpose and Structure for the Mergers" is incorporated herein by reference.
 (d)-(e) The information set forth in the Proxy Statement-Prospectus under the captions "Summary--Reasons for the Mergers; Recommendations to Shareholders" and "Special Factors--Reasons for the Mergers;
         Recommendations to Shareholders" is incorporated herein by reference.
 (f)     Not applicable.
 Item 9. Reports, Opinions, Appraisals and Certain Negotiations
 (a)-(c) The information set forth in the Proxy Statement-Prospectus under the captions "Summary--Reasons for the Mergers; Recommendations to Shareholders," "--Opinions of Financial Advisors," "Special Factors--
         Background of the Mergers," "--Reasons for the Mergers;
         Recommendations to Shareholders" and "--Fairness Opinions of Financial
         Advisors" is incorporated herein by reference.

 Item 10. Interest in Securities of the Issuer
 (a) The information set forth in the Proxy Statement-Prospectus under the captions "Summary--Percentage of Shares Held By Directors and
          Executive Officers," "The Voting Agreement," "The Special Meeting--
          Record Date and Voting Rights" and "Security Ownership of Five
          Percent Beneficial Owners and Management" is incorporated herein by reference.
 (b)      None.
 Item 11. Contracts, Arrangements or Understandings with Respect to the
          Issuer's Securities
          The information set forth in the Proxy Statement-Prospectus under the captions "Summary--Interests of the Grays That Are Different from
          Yours," "Special Factors--Interests of the Grays and Other Officers and Directors of St. John in the Mergers; Conflicts of Interests,"
          "The Voting Agreement," "The Stockholders' Agreement" and "The
          Limited Liability Company Agreement" is incorporated herein by reference.
 Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction
 (a)-(b) The information set forth in the Proxy Statement-Prospectus under the captions "Summary--Interests of the Grays That Are Different from
          Yours," "--The Special Meeting," "Special Factors--Interests of the
          Grays and Other Officers and Directors of St. John in the Mergers;
          Conflicts of Interests" and "The Special Meeting--Record Date and
          Voting Rights" is incorporated herein by reference.
 Item 13. Other Provisions of the Transaction
 (a) The information set forth in the Proxy Statement-Prospectus under the captions "Summary-- Dissenters' Rights" and "The Mergers--Dissenters'
          Rights of Appraisal" is incorporated herein by reference.
 (b)-(c)  Not applicable.
 Item 14. Financial Information
 (a) The information set forth in the Company's Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended November 1, 1998 and in the Proxy Statement-Prospectus under the caption "Summary--Selected
          Historical Condensed Financial Data and Selected Pro Forma Condensed
          Consolidated Financial Data (Unaudited)" is incorporated herein by reference.
 (b) The information set forth in the Proxy Statement-Prospectus under the captions "Summary--Selected Historical Condensed Financial Data and
          Selected Pro Forma Condensed Consolidated Financial Data (Unaudited)" and "The Mergers--Pro Forma Condensed Consolidated Financial
          Statements (Unaudited)" is incorporated herein by reference.
 Item 15. Persons and Assets Employed, Retained or Utilized
 (a)-(b) The information set forth in the Proxy Statement-Prospectus under the captions "The Mergers--Merger Financing," "The Special Meeting--
          Proxies" and "--Solicitation of Proxies" is incorporated herein by reference.
 Item 16. Additional Information
          Not applicable.
 Item 17. Material to Be Filed as Exhibits
 *(a)(1)  Letter dated February 2, 1999, from The Chase Manhattan Bank and
          Chase Securities Inc. to Vestar Capital Partners III, L.P.
 *(a)(2)  Letter dated February 2, 1999, from Chase Securities Inc. to Vestar
          Capital Partners III, L.P.

  (b)(1)  Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith
          Incorporated (incorporated herein by reference to Appendix B to the Proxy Statement-Prospectus)


  (b)(2) Fairness Opinion of Wasserstein Perella & Co., Inc. (incorporated herein by reference to Appendix C to the Proxy Statement-Prospectus)

 *(b)(3) Presentation Materials prepared by Merrill Lynch, Pierce, Fenner &
         Smith Incorporated in connection with providing its opinion to the Special Committee on February 2, 1999

 *(b)(4) Presentation Materials prepared by Wasserstein Perella & Co., Inc. in connection with providing its opinion to the Special Committee on February 2, 1999
  (c)(1) Agreement and Plan of Merger, dated as of February 2, 1999, by and among the Company, SJKI, Pearl and SJKAcquisition (incorporated herein by reference to Appendix A to the Proxy Statement-Prospectus)

  (c)(2) Voting Agreement, dated as of February 2, 1999, among Vestar Capital
         Partners III, L.P., Vestar/Gray Investors LLC and the Grays
         (incorporated herein by reference to Appendix E to the Proxy
         Statement-Prospectus)

  (c)(3) Form of Amended and Restated Limited Liability Company Agreement of
         Vestar/Gray Investors LLC (incorporated herein by reference to Exhibit
         10.2 to SJKI's Amendment No. 3 to the Registration Statement on Form
         S-4 (No. 333-73107))

  (c)(4) Letter Agreement, dated as of April 27, 1999, between Vestar Capital
         Partners III, L.P. and Robert E. Gray, attaching (i) a summary of terms for the Grays' stock options, (ii) a form of St. John Knits
         International, Incorporated 1999 Stock Option Plan and (iii) a form of stock option agreement (incorporated herein by reference to Exhibit
         10.5 to SJKI's Amendment No. 1 to the Registration Statement on Form
         S-4 (No. 333-73107))

  (d) Proxy Statement-Prospectus (which forms a part of Amendment No. 3 to the Registration Statement on Form S-4 of SJKI filed on May 26, 1999 and incorporated herein by reference)

  (e) Summary of Appraisal Rights (incorporated herein by reference to Appendix D to the Proxy Statement-Prospectus)

  (f)    Not applicable.

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*  Filed previously.

                                   SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PEARL ACQUISITION CORP.

                                          By:     /s/ James P. Kelley
                                            ___________________________________
                                          Name:       James P. Kelley

                                          ST. JOHN KNITS, INC.

                                          By:        /s/ Bob Gray
                                            ___________________________________
                                          Name:          Bob Gray

                                          ST. JOHN KNITS INTERNATIONAL,
                                           INCORPORATED

                                          By:        /s/ Bob Gray
                                            ___________________________________
                                          Name:          Bob Gray

                                          SJKACQUISITION, INC.

                                          By:        /s/ Bob Gray
                                            ___________________________________
                                          Name:          Bob Gray

                                          BOB GRAY

                                          By:        /s/ Bob Gray
                                            ___________________________________
                                          Name:          Bob Gray

                                          MARIE GRAY

                                          By:       /s/ Marie Gray
                                            ___________________________________
                                          Name:         Marie Gray

                                          KELLY A. GRAY

                                          By:      /s/ Kelly A. Gray
                                            ___________________________________
                                          Name:        Kelly A. Gray

                                          VESTAR/GRAY INVESTORS LLC

                                          By: /s/ James P. Kelley
                                             __________________________________
                                          Name: James P. Kelley

                                          VESTAR/SJK INVESTORS LLC

                                          By: /s/ James P. Kelley
                                             __________________________________
                                          Name: James P. Kelley

                                          VESTAR CAPITAL PARTNERS III, L.P.

                                          By its General Partner:
                                           Vestar Associates III, L.P.

                                          By its General Partner:
                                           Vestar Associates Corporation III

                                          By: /s/ James P. Kelley
                                             __________________________________
                                          Name: James P. Kelley

                                          VESTAR ASSOCIATES III, L.P.

                                          By its General Partner:
                                           Vestar Associates Corporation III

                                          By: /s/ James P. Kelley
                                             __________________________________
                                          Name: James P. Kelley

                                          VESTAR ASSOCIATES CORPORATION III

                                          By: /s/ James P. Kelley
                                             __________________________________
                                          Name: James P. Kelley

May 25, 1999

                                 EXHIBIT INDEX

 Exhibit
 Number  Exhibit
 ------- -------
 *(a)(1) Letter dated February 2, 1999, from The Chase Manhattan Bank and Chase
         Securities Inc. to Vestar Capital Partners III, L.P.
 *(a)(2) Letter dated February 2, 1999, from Chase Securities Inc. to Vestar
         Capital Partners III, L.P.
  (b)(1) Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated
         (incorporated herein by reference to Appendix B to the Proxy
         Statement-Prospectus)
  (b)(2) Fairness Opinion of Wasserstein Perella & Co., Inc. (incorporated herein by reference to Appendix C to the Proxy Statement-Prospectus)
 *(b)(3) Presentation Materials prepared by Merrill Lynch, Pierce, Fenner &
         Smith Incorporated in connection with providing its opinion to the
         Special Committee on February 2, 1999
 *(b)(4) Presentation Materials prepared by Wasserstein Perella & Co., Inc. in connection with providing its opinion to the Special Committee on
         February 2, 1999
  (c)(1) Agreement and Plan of Merger, dated as of February 2, 1999, by and among the Company, SJKI, Pearl and SJKAcquisition (incorporated herein by reference to Appendix A to the Proxy Statement-Prospectus)
  (c)(2) Voting Agreement, dated as of February 2, 1999, among Vestar Capital
         Partners III, L.P., Vestar/Gray Investors LLC and the Grays
         (incorporated herein by reference to Appendix E to the Proxy
         Statement-Prospectus)
  (c)(3) Form of Amended and Restated Limited Liability Company Agreement of
         Vestar/Gray Investors LLC (incorporated herein by reference to Exhibit
         10.2 to SJKI's Amendment No. 3 to the Registration Statement on Form
         S-4 (No. 333-73107))
  (c)(4) Letter Agreement, dated as of April 27, 1999, between Vestar Capital
         Partners III, L.P. and Robert E. Gray, attaching (i) a summary of terms for the Grays' stock options, (ii) a form of St. John Knits
         International, Incorporated 1999 Stock Option Plan and (iii) a form of stock option agreement (incorporated herein by reference to Exhibit
         10.5 to SJKI's Amendment No. 1 to the Registration Statement on Form
         S-4 (No. 333-73107))
  (d)    Proxy Statement-Prospectus (which forms a part of Amendment No. 3 to the Registration Statement on Form S-4 of SJKI filed on May 26, 1999 and incorporated herein by reference)
  (e)    Summary of Appraisal Rights (incorporated herein by reference to
         Appendix D to the Proxy Statement-Prospectus)
  (f)    Not applicable.

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*  Filed previously.